UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal annual period ended: April 30, 2025

LGX Energy Corp.

(Exact name of registrant as specified in its charter)

Nevada	87-3497563
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6 ½ N. 2nd Ave

Suite 201

Walla Walla, Washington 99362

(Mailing Address of principal executive offices)

(509) 460-2518

(Issuer’s telephone number, including area code)

www.lgxenergycorp.com

(Issuer’s website)

Series A 10% Convertible Preferred Stock

(Securities issued pursuant to Regulation A)

In this report, the terms “LGX Energy”, “we”, “us”, “our” or “the Company” refers to LGX Energy Corp.

This report on Form 1-K (the “Report”) may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company’s management. When used in this Report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence.

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THE COMPANY’S BUSINESS

Overview and Structure

LGX Energy Corp. (the “Company,” “LGX Energy,” “we” and “us”) was incorporated under the laws of the State of Nevada on November 3, 2021. The Company was incorporated for the purpose of exploration and development of oil and natural gas properties. The Company has two wholly-owned subsidiaries, Adler Energy, LLC (“Adler Energy”) and Sky2Sub Data Corp.

LGX Energy is an oil and natural gas exploration and production company with operations focused on southwestern Indiana. The company, through its wholly owned subsidiary Adler Energy LLC, currently operates a producing oil field, the Thomas Field, in Clay County, Indiana. This field produces about 500 barrels per month from six wells in a shallow Devonian formation known as the North Vernon Limestone.

LGX Energy is rapidly expanding a footprint of drilling prospects throughout the Terre Haute Reef Bank, with a focus on six counties in southwest Indiana: Clay, Vigo, Daviess, Greene, Sullivan, and Knox counties. The Company owns over 400 miles of 2D seismic and over 8 square miles of 3D seismic. The Company utilizes this seismic to identify buried Silurian reefs and is in the process of obtaining leases over reef prospects highly prospective for trapping oil. Although this part of Indiana has a long history of shallow reef related oil production, to-date very little has been done to explore deeper horizons which are known to be prolific in oil production elsewhere in the Illinois Basin.

LGX Energy intends to drill wells targeting areas which exhibit potential for multiple economic horizons, including the Devonian, Salem, North Vernon, Jeffersonville, Geneva Dolomite, Trenton, Black River, Knox, and St. Peter formations. Drilling will be primarily vertical wells, with proven completion techniques, to depths of less than 4,000 feet. This strategy, coupled with wireless acquisition of seismic data over prospects, that can be processed in 3D images, is intended to keep drilling and completion costs low, while maximizing the potential for drilling success.

Current operational subsidiary

Adler Energy, LLC (“Adler Energy”)

Adler Energy was acquired by LGX Energy on January 31, 2022. The acquisition included the Thomas Field in Clay County, Indiana, with 7 producing oil wells, a disposal well, and over 300 miles of 2D seismic with undrilled prospects, acquired by Adler Energy over a ten-year period across five counties in the state of Indiana. All operations of LGX Energy are conducted through Adler Energy, including field operations, engineering, geology, seismic processing, and the sale of oil and natural gas.

Oil and Natural Gas Properties

Our exploration and development projects are focused on existing property interests, and future acquisition of additional property interests, in the Illinois Basin within Clay County, Indiana.

Each of our property interests differ in scope and character and consists of one or more types of assets, such as 3-D seismic data, owned mineral interests, leasehold positions, lease options, working interests in leases, partnership or limited liability company interests, corporate equity interests or other mineral rights. Our percentage interest in each property represents the portion of the interest in the property we share with other partners in the property. Because each property consists of a bundle of assets that may or may not include a working interest in the project, our stated interest in a property simply represents our proportional ownership in the bundle of assets that constitute the property. Therefore, our interest in a property should not be confused with the working interest that we will own when a given well is drilled. Each of our exploration and development projects represents a negotiated transaction between the project partners relating to one or more properties. Our working interest may be higher or lower than our stated interest.

The following table sets forth information relating to our principal properties as of April 30, 2025:

	Gross Acreage	Net Acreage	Average Working Interest %	Gross Producing Wells	Gross Non-Producing Wells

Indiana (Clay County):
Thomas Oil Field	140.00	131.60	94.00%	6	2
Thomas HBP	444.04	417.40	94.00%	-	-
Saatkamp Well	60.00	47.40	79.00%	1	0
Saatkamp HBP	54.43	43.00	79.00%	-	-
Undeveloped leasehold	872.22	610.55	70.00%
Undeveloped leasehold	5,430.34	4,344.27	80.00%	-	-
Indiana (Vigo County):
Undeveloped leasehold	39.73	27.81	70.00%
Totals	7040.76	5,622.03		7	2

As of April 30, 2025, our net acreage in the U.S. increased as a result of our leasing efforts. As of April 30, 2025, we have 7,040.76 gross acres and 5,713.23 net acres under lease.

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Our Properties and Wells:

Our principal properties and operations are located in Clay County, Indiana.

Indiana Properties – Illinois Basin

Clay County. We hold a 94.00% average working interest in 140 gross acres in Clay County, Indiana called the Thomas field that consists of six producing wells and two water injection wells. Our Thomas field lies within the Illinois Basin with resource production from the Devonian formation.

We completed the Saatkamp 7-17 well in Clay County in April 2025 on 60 acres of leasehold, near the Thomas field.

In addition, we hold varying working interests in an additional 6,840.76 gross leasehold acres within Clay and Vigo Counties.

LGX Energy created a 210A AMI, located in Clay County, Indiana. LGX Energy has retained 28% working interest in the field.

Below is the status of the wells as of April 30, 2025:

Well	Status	Operator	Working Interest	NRI
Thomas 1-17	P	Adler Energy	94.00%	66.274%
City of Brazil 2-17	P	Adler Energy	94.00%	66.274%
City of Brazil 4-17	P	Adler Energy	94.00%	66.274%
Thomas 5-17	P	Adler Energy	94.00%	66.274%
Thomas 6-17	P	Adler Energy	94.00%	66.274%
Thomas 1-18	INJ	Adler Energy	-	-
Link 2-18	P	Adler Energy	94.00%	66.274%
Saatkamp 7-17	P	Adler Energy	79.00%	63.200%
Fritz 2-30	NC	Adler Energy	28.00%	22.400%
Breitweiser 1-15	SWD	Adler Energy	-	-

P- In production

INJ- Injection well

SWD- Salt water disposal well

SI-Shut In

NC- Not completed/pending

Drilling Activity

During the year ended April 30, 2025, we drilled two wells. One was completed; the other was pending completion. During the year ended April 30, 2024, we drilled one well that was cased and not completed. The following table summarizes the number of wells drilled during these periods:

	Year Ended April 30,
	2025		2024
	Gross	Net	Gross	Net
Development wells, completed as:
Productive	—	—	—	—
Non-productive	—	—	—	—
Total development wells	—	—	—	—

Exploratory wells, completed as:
Productive	1	0.79	—	—
Non-productive	1	0.28	1	0.79
Total exploratory wells	2	1.07	1	0.79

Productive wells are wells that are found to be capable of commercially producing hydrocarbons in sufficient quantities such that proceeds from the sale of the production exceed production expenses and taxes.

As of April 30, 2025, we have not completed the Fritz 2-30 well in Clay County, Indiana. It was completed in May 2025. It is currently offline pending a disposal well.

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Productive Wells

Productive wells consist of producing wells and wells capable of commercial production, including shut-in wells. A well bore with multiple completions is counted as only one well. As of April 30, 2025, we owned interests in seven gross productive wells.

As of April 30, 2025, we had ownership interests in productive wells, categorized by geographic area, as follows:

	Oil Wells	Gas Wells
Clay County, Indiana
Gross	7	—
Net	6.43	—
Total
Gross	7	—
Net	6.43	—

Volume, Prices and Production Costs

The following table sets forth certain information regarding the net production volumes, average prices received, and average production costs associated with our sales of oil and natural gas, categorized by geographic area, for the years ended April 30, 2025 and 2024:

	Year Ended April 30,
	2025	2024
Net Production:
Oil (Bbls):
Clay County, Indiana	3,374	3,498
Total	3,374	3,498

Natural Gas (Mcf):
Clay County, Indiana	—	—
Total	—	—

Average sales price:
Oil ($ per Bbl)
Clay County, Indiana	$66.08	$71.04
Total	$66.08	$71.04

Natural Gas ($ per Mcf)
Clay County, Indiana	$—	$—
Total	$—	$—

Average production cost:
Oil ($ per barrel)
Clay County, Indiana	$33.68	$29.74
Total	$33.68	$29.74
Average production cost:
Natural Gas ($ per Mcf)
Clay County, Indiana	$—	$—
Total	$—	$—

Natural Gas and Oil Reserves

Reserve Estimates

Proved reserves are those quantities of oil and natural gas which can be estimated with reasonable certainty to be economically producible under existing economic and operating conditions from geoscience data. Proved developed reserves include amounts expected to be reasonably certain to be recovered from existing wells with existing equipment and operating methods.

Probable reserves are reserves that are as likely as not to be recovered.

The following tables sets forth, as of April 30, 2025, our estimated net proved and probable oil and natural gas reserves, and the estimated present value (discounted at an annual rate of 10%) of estimated future net revenues. These are based on estimations made by third party reserve engineer, Phillip Koro, of LIP, LLC.

As required, a standardized measure of present value of after-tax future net proved revenues discounted at 10% per annum is computed by applying first-day-of-the-month average prices and year-end costs. It is not a measure of financial or operating performance under GAAP and is not intended to represent the expected future cash flows of our estimated oil and natural gas reserves.

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These calculations were prepared using standard geological and engineering methods generally accepted by the petroleum industry.

	Reserves
	Oil	Natural Gas
	(Bbls)	(mcf)
Reserve category:
Proved Developed Reserves
Clay County, Indiana	18,493	—
Total Proved Developed Reserves	18,493	—
Total Proved Developed Reserves	18,493	—

Proved Undeveloped Reserves
Clay County, Indiana	—	—
Total Proved Undeveloped Reserves	—	—
Total Proved Undeveloped Reserves	—	—

Probable Developed Reserves
Clay County, Indiana	73,141	485,081
Total Probable Developed Reserves	73,141	485,081
Total Probable Developed Reserves	73,141	485,081

Probable Undeveloped Reserves
Clay County, Indiana	—	—
Total Probable Undeveloped Reserves	—	—
Total Probable Undeveloped Reserves	—	—

The Fritz 2-30 was completed in May 2025 & recompleted in July 2025. The Fritz 7-30 was completed in July 2025. Both of these wells are classified as probable developed. As of August 28, 2025, Fritz 2-30 is shut in awaiting our facility to be built. As of August 28, 2025, Fritz 7-30 is shut in awaiting a disposal well. This well has been categorized as probable in nature (and not proven), until the prospective horizons for oil or natural gas have been opened up and adequately flow tested, to be evaluated and established as proved.

The standardized measure of discounted future net cash flows from estimated production of proved oil and natural gas reserves after income taxes is presented in accordance with the provision of FASB ASC Topic 932. The Company cautions against viewing this information as a forecast of future economic conditions or revenues. The resultant net cash flows are reduced to the present value amounts by applying the ASC 932 mandated 10% discount factor. Standardized measure of proved reserves for the year ended April 30, 2025:

	Proved	Proved	Total
	Developed	Undeveloped	Proved
Future cash flows	$1,370,331	$-	$1,370,331
Future production costs	(812,355)	-	(812,355)
Future development and abandonment costs	(182,415)	-	(182,415)
Future income tax expense[2]	-	-	-
Net future cash flows	375,561	-	375,561
Less effect of 10% discount factor	(65,576)	-	(65,576)
Standardized measure of discounted future net cash flows[1]	$309,985	$-	$309,985

Internal measure of Probable Reserves for the Year Ended April 30, 2025:

	Probable	Probable	Total
	Developed	Undeveloped	Probable
Future cash flows	$6,743,989	$-	$6,743,989
Future production costs	(1,243,693)	-	(1,243,693)
Future development and abandonment costs	(418,584)	-	(418,584)
Future income tax expense[2]	-	-	-
Net future cash flows	5,081,712	-	5,081,712
Less effect of 10% discount factor	(2,235,297)	-	(2,235,297)
Standardized measure of discounted future net cash flows[3]	$2,846,415	$-	$2,846,415

[1]The internal estimates of our proved reserves set forth herein reflect estimated future gross revenue to be generated from the production of proved reserves, net of estimated production, development and abandonment costs, using prices and costs under existing economic conditions at April 30, 2025. For purposes of determining prices, we used the unweighted arithmetical average of the prices on the first day of each month within the 12-month period ended April 30, 2025. The average prices utilized for purposes of estimating our proved reserves were $74.10 per barrel of oil and $2.57 mcf for our Clay County, Indiana properties, adjusted by property for energy content, quality, transportation fees and regional price differentials. The average prices should not be interpreted as a prediction of future prices. The amounts shown do not give effect to non-property related expenses, such as corporate general administrative expenses and debt service, future income taxes or to depreciation, depletion and amortization.

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[2]There are no income tax obligations as of April 30, 2025, due to net operating loss carryforward. Additionally, depreciation, depletion, and amortization costs were not included and not considered material.

[3]The internal estimates of our probable reserves set forth herein reflect estimated future gross revenue to be generated from the production of probable reserves, net of estimated production, development, and abandonment costs, using prices and costs under existing economic conditions at April 30, 2025. Due to the uncertain nature of probable reserves, these reserves are not comparable nor can be summed with estimated proved reserves. For purposes of determining prices, we used the unweighted arithmetical average of the prices on the first day of each month within the 12-month period ended April 30, 2025. The average prices utilized for purposes of estimating our probable reserves were $74.10 per barrel of oil and $2.57 mcf for our Clay County, Indiana properties, adjusted by property for energy content, quality, transportation fees, and regional price differentials. This price should not be interpreted as a prediction of future prices. The amounts shown do not give effect to non-property related expenses, such as corporate general administrative expenses and debt service, future income taxes or to depreciation, depletion and amortization.

Due to the inherent uncertainties and the limited nature of reservoir data, proved reserves are subject to change as additional information becomes available. The estimates of reserves, future cash flows and present value are based on various assumptions, including those prescribed by the SEC, and are inherently imprecise. Although we believe these estimates are reasonable, actual future production, market prices, cash flows, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves may vary substantially from these estimates.

Reserve Estimation Process, Controls and Technologies

These reserve calculations were prepared internally using standard geological and engineering methods. Well performance and cost analyses were performed and applied to the reserve evaluation. Decline curve analyses, as well as pore volume calculations and our knowledge of the producing horizon characteristics, were all reviewed for the reserve estimation. The evaluation utilized historical production for the life of the wells to project a current decline curve. Lease operating costs were fixed going forward based on a review of the previous 12 months, ending April 30, 2025. These costs are deemed reasonable for all aspects of operations. Philip Koro, petroleum engineer, reviewed the field data, prior to the preparation of these reserve estimates. These reserve estimates were reviewed and deemed reasonable. All of the reserve estimates reflect primary recoveries of oil and natural gas. No secondary recovery operations (such as reinjection of water) were factored into any of the reserve estimates.

The SEC’s rules with respect to technologies that a company can use to establish reserves allow use of techniques that have been proved effective by actual production from projects in the same reservoir or an analogous reservoir or by other evidence using reliable technology that establishes reasonable certainty. Reliable technology is a grouping of one or more technologies (including computational methods) that have been field tested and have been demonstrated to provide reasonably certain results with consistency and repeatability in the formation being evaluated or in an analogous formation.

A combination of production and pressure performance, simulation studies, offset analogies, seismic data and interpretation, geophysical logs and core data were used to calculate our reserves estimates.

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Proved Undeveloped Reserves

We had no proved undeveloped reserves at April 30, 2025.

Developed and Undeveloped Acreage

The following table sets forth the gross and net developed and undeveloped acreage, which we held as of April 30, 2025:

	Developed		Undeveloped
	Gross	Net	Gross	Net
Indiana (Clay County):
Thomas Oil Field	140.0	131.6	-	-
Thomas HBP	-	-	444.04	417.40
Saatkamp Well	60.0	47.4	-	-
Saatkamp HBP	-	-	54.43	43.00
Undeveloped leasehold	-	-	6,302.56	4,954.82
Indiana (Vigo County):
Undeveloped leasehold	-	-	39.73	27.81
Total	200.0	179.0	6,840.76	5,443.03

Developed acreage is comprised of leased acres that are within an area spaced by or assignable to a productive well and acreage in which we hold a mineral interest with no potential development related lease expirations. Undeveloped acreage is comprised of leased acres with defined remaining terms and not within an area spaced by or assignable to a productive well.

As is customary in the oil and natural gas industry, we can generally retain our interest in undeveloped acreage by drilling activity that establishes commercial production sufficient to maintain the leases or by paying delay rentals during the remaining primary term of leases. The oil and natural gas leases in which we have an interest are for varying primary terms and, if production under a lease continues from our developed lease acreage beyond the primary term, we are entitled to hold the lease for as long as oil or natural gas is produced.

The multiple leases comprising the U.S. undeveloped acreage set forth in the table above relate to our Clay & Vigo Counties in Indiana. These will expire on varying dates beginning in August 2025, unless production from the acreage has been established prior to such date, in which event the lease will remain in effect until the cessation of production.

Title on Leasehold

Title on leasehold is, or may be in the future, subject to royalty, overriding royalty, carried working, working and other similar interests and contractual arrangements customary in the oil and natural gas industry, liens for current taxes not yet due and other encumbrances. As is customary in the industry in the case of undeveloped properties, limited investigation of title on record is made at the time of acquisition.

Investigation, including a title opinion by local counsel, is made before commencement of drilling operations.

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Competition

LGX Energy is an emerging junior oil and natural gas exploration and production company. The oil and gas industry is intensely competitive, and we compete with numerous other oil and natural gas exploration and production companies, many of which have substantially larger technical teams and greater financial and operational resources than we do and may be able to pay more for exploratory prospects and productive oil and natural gas properties. Many of these companies not only engage in the acquisition, exploration, development, and production of oil and natural gas reserves, but also have gathering, processing or refining operations, market refined products, provide, dispose of and transport fresh and produced water, own drilling rigs or production equipment, or generate electricity, all of which, individually or in the aggregate, could provide such companies with a competitive advantage. We also compete with other oil and natural gas companies in securing drilling rigs and other equipment and services necessary for the drilling, completion, and maintenance of wells, as well as for the gathering, transporting, and processing of oil, natural gas, natural gas liquids, and water. Consequently, we may face shortages, delays, or increased costs in securing these services from time to time. The oil and gas industry also faces competition from alternative fuel sources, including renewable energy sources such as solar and wind-generated energy, and other fossil fuels such as coal. Competitive conditions may also be affected by future energy, environmental, climate-related, financial, or other policies, legislation, and regulations. Our larger or integrated competitors may be better able to absorb the burden of existing, and any changes to federal, state, and local laws and regulations than we can, which would adversely affect our competitive position. Our ability to discover reserves and acquire additional properties in the future is dependent upon our ability and resources to evaluate and select suitable properties and to consummate transactions in this highly competitive environment.

LGX Energy primarily operates out of Indiana and Illinois where mature oil field(s) and a long history of production have created an environment with many local competitors in the region, including:

●	Campbell Energy LLC
●	Siskiyou Energy, LLC
●	Pioneer Oil Co., Inc.
●	Southern Triangle Oil Co.
●	Maha Energy (Indiana) Inc.
●	APA Corporation
●	AXP Energy
●	KWR Ventures LLC
●	Sunrise Production Inc.

Our potential competitors may have greater resources, better access to capital, longer histories, more intellectual property and lower cost operations.

They may secure better terms during the investment negotiation process, make strategic decisions more quickly than us and devote more capital to better performing investments than we do.

Our competitors may also enter into business combinations or alliances that strengthen their competitive positions.

Employees

As of August 28, 2025, we had zero (0) employees. All parties are consultants for the Company.

Intellectual Property

LGX Energy’s intellectual property consists primarily of acquired data including 2D and 3D seismic at various prospective oil and natural gas drilling locations in Indiana. The Company will continue to invest in ongoing shooting of both 2D and 3D seismic to develop and delineate leases, resources and prospective drilling sites.

Litigation

We may from time to time be involved in various claims and legal proceedings of a nature we believe are normal and incidental to temporary employee staffing business. These matters may include product liability, intellectual property, employment, personal injury cause by our employees, and other general claims. We will accrue for contingent liabilities when it is probable that a liability has been incurred and the amount can be reasonably estimated. We are not presently a party to any legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

LGX Energy has not been involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, the conduct of its business activities, or otherwise.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

LGX Energy Corp. (the “Company,” “LGX Energy,” “we” and “us”) was incorporated under the laws of the State of Nevada on November 3, 2021. The Company was incorporated for the purpose of exploration and development of oil and natural gas properties. The Company has two wholly-owned subsidiaries, Adler Energy, LLC (“Adler Energy”) and Sky2Sub Data Corp.

LGX Energy is an oil and natural gas exploration and production company with operations focused on southwestern Indiana. The company, through its wholly owned subsidiary Adler Energy, currently operates a producing oil field, the Thomas Field, in Clay County, Indiana. This field produces about 500 barrels per month from six wells in a shallow Devonian formation known as the North Vernon Limestone.

LGX Energy is rapidly expanding a footprint of drilling prospects throughout the Terre Haute Reef Bank, with a focus on six counties in southwest Indiana: Clay, Vigo, Davies, Greene, Sullivan, and Knox counties. The Company owns over 400 miles of 2D seismic and over 8 square miles of 3D seismic. The Company utilizes this seismic to identify buried Silurian reefs and is in the process of obtaining leases over reef prospects highly prospective for trapping oil. Although this part of Indiana has a long history of shallow reef related oil production, to-date very little has been done to explore deeper horizons which are known to be prolific in oil production elsewhere in the Illinois Basin.

LGX Energy intends to drill wells targeting areas which exhibit potential for multiple economic horizons, including the Devonian, Salem, North Vernon, Jeffersonville, Geneva Dolomite, Trenton, Black River, Knox, and St. Peter formations. Drilling typically will be with vertical wells, proven completion techniques, to depths of less than 4,000 feet. This strategy, coupled with wireless acquisition of seismic data over prospects, that can be processed in 3D images, is intended to keep drilling and completion costs low, while maximizing the potential for drilling success.

Plan of Operations for the Next Twelve Months

Investments. The Company intends to make substantial investments in the acquisition, development, drilling, and extraction of hydrocarbons in the State of Indiana, either through developing and drilling of new wells, acquiring existing fields and/or production, entering joint ventures, entering direct participation agreements or a combination thereof, as well as the development of necessary infrastructure and equipment to deliver hydrocarbons to market.

Marketing and sales. The market for oil and natural gas that will be produced from our properties depends on many factors, including the extent of domestic production and imports of oil and natural gas, the proximity and availability of capacity and rates and terms of service of pipelines and other transportation and storage facilities, demand for oil and natural gas, the marketing of competitive fuels and the effects of state and federal regulation. The oil and natural gas industry also competes with other industries in supplying the energy and fuel requirements of industrial, commercial and individual consumers.

Our oil production is/will be sold to CountryMark Refinery in Mt. Vernon, IN at prices tied to WTI. We currently are not selling any natural gas, but any future natural gas sales will be to one of the local pipeline operators at a negotiated discount to Henry Hub pricing. If a pipeline is not close by, plans are being executed to handle any natural gas production. Any natural gas used or sold will be at Henry Hub pricing, per our lease agreements.

We anticipate that our sales will be primarily to one or a few significant purchaser(s) that will account for a significant proportion of our total oil and natural gas revenues. If we lost one or more of these significant purchasers and were unable to sell our production to other purchasers on terms we consider acceptable, it could materially and adversely affect our business, financial condition, results of operations, and cash flows.

Cost of revenue. The Company expects that the cost of revenue for its operations will consist primarily of expenses associated with the acquisition of capital equipment, lease, tax, and royalty payments, development of oil and natural gas reserves, drilling of production, exploration, and disposal wells and costs related to their ongoing use and maintenance, necessary transportation costs, decommissioning costs and all other expenses associated with the lifting cost of oil, as well as the development of new resources and reserves costs including the shooting of 2D and 3D seismic.

Research and development. Because the rate of production from oil and natural gas properties generally declines as reserves are depleted, our future success depends upon our ability to economically find or acquire and produce additional oil and natural gas reserves. Except to the extent that we acquire additional properties containing proved reserves, conduct successful exploration and development activities, or through engineering studies, identify additional behind-pipe zones or secondary recovery reserves, our proved reserves will decline as our reserves are produced. Future oil and natural gas production, therefore, is highly dependent upon our level of success in acquiring or finding additional reserves that are economically recoverable. We cannot assure that we will be able to find or acquire and develop additional reserves at an acceptable cost. We may acquire significant amounts of unproved property to further our development efforts. Development and exploratory drilling and production activities are subject to many risks, including the risk that no commercially productive reservoirs will be discovered. We seek to acquire both proved and producing properties as well as undeveloped acreage that we believe will enhance growth potential and increase our earnings over time. However, we cannot assure that all of these properties will contain economically viable reserves or that we will not abandon our initial investments. Additionally, we cannot assure that unproved reserves or undeveloped acreage that we acquire will be profitably developed, that new wells drilled on our properties will be productive or that we will recover all or any portion of our investments in our properties and reserves.

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General and administrative. The majority of our general and administrative expenses will consist of officer and consulting fees, professional and legal services. Further, the company expects to incur significant general and administrative expenses in the following areas:

●	Accounting, including audit, accounting, and tax compliance-related costs;
●	Filing and transfer agent costs;
●	Investor relations and news dissemination, including maintaining and updating a planned website and disseminating news releases; and
●	Management fees, including executive officer salaries.
●	Retaining the services of third-party contract labor for exploration and drilling or employees

RESULTS OF OPERATIONS

For the Years Ended April 30, 2025 and 2024

The following table sets forth information comparing the components of net (loss) income for the years ended April 30, 2025 and 2024:

	April 30, 2025	April 30, 2024
Revenues	$222,867	$264,555

Operating expenses:
Professional fees	1,100,054	204,867
General and administrative	174,215	493,656
Officers’ fees	170,000	230,500
Exploration expense	276,632	93,957
Lease operating expenses	114,669	104,038
Severance tax	2,229	2,646
Lower of cost or market	38,317	46,663
Impairment expense	1,523,314	-
Asset write-off	33,755	-
Depreciation, depletion, amortization expense	47,079	63,234
Accretion expense	(5,029)	23,380
Total operating expenses	3,475,235	1,262,941
Operating loss	(3,252,368)	(998,386)

Other income (expenses):
Interest income	9,118	-
Interest expense	(779)	(34,564)
Financing costs	-	(49,151)
Other income	1,174	1,301
Unrealized loss on investment	(394,857)	-
Gain on sale of working interest	1,079,237	-
Loss on sale of assets	(13,317)	(7,130)
Total other income (expenses)	680,576	(89,546)
Loss before income taxes	(2,571,792)	(1,087,930)
Income tax expense	-	-
Net loss	$(2,571,792)	$(1,087,930)

Revenues

For the years ended April 30, 2025 and 2024, revenues were $222,867 and $264,555, respectively. The Company’s revenue for both years was derived from oil sales through its subsidiary, Adler Energy. The decrease in oil revenue was a result of downtime during workover on our Thomas Field wells.

Operating Expenses

Operating expenses were $3,475,235 and $1,262,941 for the years ended April 30, 2025 and 2024, respectively. Operating expenses consisted mainly of professional fees, exploration expense, impairment expense, lease operating expenses, and general and administrative. The increase in professional fees were for additional accounting and marketing costs due to growth and raising capital. Asset write-off is expired lease improvement. Exploration expense increase was due to 3D seismic and further prospect generation costs. Impairment expense was a one-time adjustment applied to our oil and natural gas properties and newly acquired Sky2Sub subsidiary.

Loss from Operations

Loss from operations was $3,252,368 and $998,386 for the years ended April 30, 2025 and 2024, respectively.

Other Income (Expenses)

Other income (expenses) were $680,576 and ($89,546) for the years ended April 30, 2025 and 2024, respectively. Other income (expenses) consisted mainly of a gain on the sale of working interest of 30% interest in a leasehold project and unrealized loss on marketable securities investment in fiscal year 2025. Other income (expenses) consisted mainly of interest expense and financing costs in fiscal year 2024.

Net Loss

Net loss for the years ended April 30, 2025 and 2024 was $2,571,792 and $1,087,930, respectively.

9

Liquidity and Capital Resources

The following table summarizes the cash flows for the years ended April 30, 2025 and 2024:

	April 30, 2025	April 30, 2024
Cash Flows:

Net cash used in operating activities	(1,457,003)	(873,410)
Net cash used in investing activities	(380,407)	(500,097)
Net cash provided by financing activities	3,076,648	1,429,345

Net increase in cash	1,239,238	55,838
Cash at beginning of year	288,732	232,894

Cash at end of year	$1,527,970	$288,732

During the year ended April 30, 2025, net cash used in operating activities was $1,457,003 compared to $873,410 for the year ended April 30, 2024. The increase, for the year ended April 30, 2025, is largely attributable to increase in net loss.

During the year ended April 30, 2025, net cash used in investing activities was $380,407 compared to $500,097 for the year ended April 30, 2024. The decrease, in the year ended April 30, 2025, is largely attributable to the decrease in the oil and natural gas equipment and leasehold purchases.

During the year ended April 30, 2025, net cash provided by financing activities was $3,076,648 compared to $1,429,345 for the year ended April 30, 2024. The increase, in the year ended April 30, 2025, is largely attributable to preferred stock sales.

At April 30, 2025, we had current assets of $1,706,807, current liabilities of $604,332, working capital surplus of $1,102,475 and an accumulated deficit of $5,945,972.

At April 30, 2024, we had current assets of $500,832, current liabilities of $441,405, working capital surplus of $59,427 and an accumulated deficit of $3,030,154.

We presently have limited and expensive available credit, and do not have bank financing or other external sources of liquidity. We will need to obtain additional capital in order to expand operations and become profitable. In order to obtain capital, we may need to sell additional shares of our common or preferred stock, or borrow funds from private lenders. There can be no assurance that we will be successful in obtaining additional funding. We will still need additional capital in order to continue operations until we are able to achieve positive operating cash flow. Additional capital is being sought, but we cannot guarantee that we will be able to obtain such investments. Financing transactions may include the issuance of equity or debt securities, obtaining credit facilities, or other financing mechanisms. However, even if we are able to raise the funds required, it is possible that we could incur unexpected costs and expenses, fail to collect significant amounts owed to us, or experience unexpected cash requirements that would force us to seek alternative financing. Furthermore, if we issue additional equity or debt securities, stockholders may experience additional dilution or the new equity securities may have rights, preferences or privileges senior to those of existing holders of our common stock. If additional financing is not available or is not available on acceptable terms, we will have to curtail our operations.

Critical Accounting Policies

Oil And Natural Gas Properties

The Company utilizes the successful efforts method of accounting for oil and gas producing activities. The Company believes that net assets and net income are more conservatively measured under the successful efforts method of accounting for oil and gas producing activities than under the full cost method, particularly during periods of active exploration. This requires management’s assessment of proper designation of wells and associated costs. This designation is dependent on the determination and existence of proved reserves. Development property/wells are always capitalized. Costs associated with drilling an exploratory well are initially capitalized, pending a determination as to whether proved reserves have been found. Management reviews the status of all exploratory drilling costs to determine whether the costs should continue to remain capitalized or shall be expensed. Under successful efforts, exploratory dry holes, annual lease rentals, and geological and geophysical exploration costs are expensed as incurred.

10

DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

The following table sets forth information regarding our executive officers, directors, and significant employees, including their ages as of August 28, 2025:

Name	Age	Position
Howard Crosby	73	Chief Executive Officer, President, Treasurer and Director
John Ryan	63	Vice-President, Secretary and Director
Michele Deneau	54	Chief Financial Officer
John J May	77	Director, Audit Committee
James Czirr	71	Director
Brian McNiell	50	Director

The principal occupations for each of our current executive officers and directors are as follows:

Howard Crosby - Mr. Crosby joined the Company in November 2021 as its Chief Executive Officer, Treasurer and Director. Mr. Crosby has been president of Crosby Enterprises, Inc., a family-owned business advisory consulting firm since 1989. From 1994 to June of 2006, Mr. Crosby served as president and director of Cadence Resources Corporation, a publicly traded oil and gas company, which was merged with an AMEX-listed company in 2005. Mr. Crosby also was a founder and director of High Plains Uranium in 2004, which was sold to Energy Metals Corporation in 2006.

John Ryan - Mr. Ryan joined the Company in November 2021 as its Vice-President, Secretary and Director. Mr. Ryan has twenty-five years of experience in founding and operating natural resource companies. Mr. Ryan has founded or co-founded and served in executive or board positions with Cadence Resources Corporation, Metalline Mining Company (now called Silver Bull Resources), High Plains Uranium, Western Goldfields, Inc. (which became part of New Gold), U.S. Silver Corporation (now America’s Gold), Southern Legacy Minerals, and White Mountain Titanium and others.

Dr. Michele Deneau - Ms. Deneau was elected to Chief Financial Officer on June 27, 2025. She has served as Controller for Adler Energy LLC since June 2024 and LGX Energy since September 2024. Prior to this, she helped with legal, land, and permitting. Ms. Deneau has been the President of an accounting firm focused primarily in private oil and gas E&P companies since 1994. She also worked closely with the CFO and Internal Auditors for Aurora Oil & Gas Corp, a public E&P company in 2008. In October 2020, she completed her dissertation titled “Firm Valuation Within U.S. Oil & Gas Exploration and Production Companies: A 20-Year Study”. Ms. Deneau received her Doctor of Business Administration degree with an Accounting and Finance concentration from Jacksonville University in 2020. Ms. Deneau obtained her CMA in 2013, CPA in 2017, and CSCA in 2019.

John J May - Mr. May has served as a member of our board of directors since May 1, 2024. Since December 2007, Mr. May has served as the Managing Partner of City & Westminster Corporate Finance LLP, an FCA registered corporate finance practice, and since December 2014, has served as a director of Pires Investments Plc, an AIM listed investment company (PIRI). Since February 2022, Mr. May has served as Chairman of the Board for Challenger X plc, a digital marketing company and Acquis Stock Exchange listed company (CXS). Started in July 1994, he has served as the principal of his own accounting firm, John J. May Chartered Accountants. Since November 2006, Mr. May has served as the Executive Chairman of Red Leopard Holdings Plc, a mining company, previously on AIM, and from January 2010 to September 2017, has served as the Non-Executive Chairman of the Board of Directors of Hayward Tyler Group Plc, an engineering company listed on AIM. From November 2007 to March 2012, Mr. May served as a non-executive director of Petrolatina Energy PLC, an oil and natural gas company. From October 2001 to July 2011, he served as Finance Director of Tomco Energy Plc, an oil exploration and technology company on AIM, and from January 2000 to November 2005, he served as Finance Director of AIM listed Security Research Group Plc, a financial services and holdings company. Mr. May obtained his CPA in 1974.

James Czirr – Mr. Czirr has served as a member of our board of directors since May 1, 2024. Mr. Czirr was instrumental in the early-stage development of Safe Science Inc., a developer of anti-cancer drugs. Mr. Czirr served from 2005 to 2008 as Chief Executive Officer of Minerva Biotechnologies Corporation, a developer of nano-particle biochips to determine the cause of solid tumors. He was also a key consultant to Metalline Mining Company Inc., now known as Silver Bull Resources, Inc. (TSX: SVB), a mineral exploration company with a major base metal and silver project located in the State of Coahuila, Mexico. Mr. Czirr received a BBA degree from the University of Michigan.

Brian McNiell – Mr. McNiell has served as a member of our board of directors since May 1, 2024. Mr. McNiell has over 20 years of investing and operational experience in Oil, Gas, Solar, Timber, Energy Infrastructure, and Industrial sectors. McNiell is the current chairman of SR Energy Partners, a private equity and turnaround management firm. He works closely with both public and private natural resource companies to help them achieve their strategic objectives. He worked with start-up entity, Ute Energy Company, growing their value to $500M within 4 years and sold it for $800M. He has held senior management positions at Morgan Keegan & Company, Pritchard Capital, and Wunderlich Securities in their natural resource divisions. Mr. McNiell obtained his CPA in 1999 (inactive) and CFA in 2001 (active).

11

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the cash compensation (including cash bonuses) paid or accrued, and equity awards granted, by LGX Energy for the year ended April 30, 2025 and 2024, to our Chief Executive Officer and Vice-President.

Name	Year	Paid or Accrued Salary	Bonus	Stock Awards		Option Awards	Non-equity Incentive Plan Compensation	Change in Pension Value & Non-Qualified Deferred Compensation Earnings	All other Compensation	Totals
Howard Crosby (1)	2025	$66,000	$-	$		$-	$-	$-	$-	$66,000
	2024	$66,000	$-	$		$-	$-	$-	$-	$66,000
John Ryan (2)	2025	$54,000	$-		$-	$-	$-	$-	$-	$54,000
	2024	$54,000	$-		$-	$-	$-	$-	$-	$54,000

(1)	Mr. Crosby has served as the Company’s Chief Executive Officer, President and Treasurer since November 2021.
(2)	Mr. Ryan has served as the Company’s Vice-President and Secretary since November 2021.

Director’s Compensation

LGX Energy paid stipends beginning Mid-May 2024 after three Directors were added to the Board. Mr. Czirr & Mr. May were each paid $17,500, and Mr. McNiell was paid $15,000 during the year ended April 30, 2025. No restricted shares were awarded for services during the year ended April 30, 2025 and 2024.

Employment Agreements

The Company does not have an Employment Agreement with any of its current officers.

Stock Option Plan and other Employee Benefits Plans

The Company does not maintain a Stock Option Plan or other Employee Benefit Plans.

Overview of Compensation Program

We currently do not maintain a Compensation Committee of the Board of Directors. Until a formal committee is established, our entire Board of Directors has responsibility for establishing, implementing and continually monitoring adherence with the Company’s compensation philosophy. The Board of Directors ensures that the total compensation paid to the executives is fair, reasonable, and competitive.

Role of Executive Officers in Compensation Decisions

The Board of Directors makes all compensation decisions for, and approves recommendations regarding equity awards to, the executive officers and directors of the Company.

12

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

To the best of our knowledge, from November 3, 2021 (inception) to April 30, 2025, there were no material transactions, or series of similar transactions, or any currently proposed transactions, or series of similar transactions, to which we were or are to be a party, in which the amount involved exceeds $120,000, and in which any director or executive officer, or any security holder who is known by us to own of record or beneficially more than 5% of any class of our Common Stock, or any member of the immediate family of any of the foregoing persons, has an interest (other than compensation to our officers and directors in the ordinary course of business).

Statement of Policy

We have adopted a related-party transactions policy under which our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of any class of our Common Stock, and any members of the immediate family of any of the foregoing persons are not permitted to enter into a related-party transaction with us without the consent of our audit committee. If the related party is, or is associated with, a member of our audit committee, the transaction must be reviewed and approved by another independent body of our Board of Directors, such as our governance committee. Any request for us to enter into a transaction with a related party in which the amount involved exceeds $120,000 and such party would have a direct or indirect interest must first be presented to our audit committee for review, consideration and approval. If advance approval of a related-party transaction was not feasible or was not obtained, the related-party transaction must be submitted to the audit committee as soon as reasonably practicable, at which time the audit committee shall consider whether to ratify and continue, amend and ratify, or terminate or rescind such related-party transaction. All of the transactions described above were reviewed and considered by, and were entered into with the approval of, or ratification by, our Board of Directors.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets forth the beneficial ownership of our Common Stock as of April 30, 2025 by:

●	each shareholder known by us to beneficially own more than 5% of our outstanding Common Stock;
●	each of our directors;
●	each of our named executive officers; and
●	all of our directors and executive officers as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting of securities, or to dispose or direct the disposition of securities. A security holder is also deemed to be, as of any date, the beneficial owner of all securities that such security holder has the right to acquire within 60 days after such date through (i) the exercise of any option or warrant, (ii) the conversion of a security, (iii) the power to revoke a trust, discretionary account or similar arrangement, or (iv) the automatic termination of a trust, discretionary account or similar arrangement. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each person identified in the table has sole voting and investment power over all of the shares shown opposite such person’s name.

Percentage ownership in the following table is based on 24,298,266 shares of Common Stock outstanding as of April 30, 2025, that includes 22,798,666 shares of Common Stock outstanding, and 1,500,000 shares of Common Stock issuable upon exercise of all outstanding warrants.

13

Name of Beneficial Owner (1)	Common Stock Beneficially Owned	Percentage of Common Stock (2)
5% Stockholders
H Leigh Severance (3)	3,500,000	14.40%
Daryl Olsen (4)	2,000,000	8.23%
Francis W.K. Smith, Jr (5)	1,250,000	5.14%
Joann Ganduglia-Struman (6)	1,250,000	5.14%

Current Executive Officers and Directors
Howard Crosby (7)	1,000,000	4.12%
John Ryan (7)	868,333	3.57%
Michele Deneau (7)	20,000	0.08%
John J May (7)	-	-%
James Czirr (7)	720,000	2.96%
Brian McNiell (7)	-	-%
Total Executive Officers and Directors	2,608,333	10.73%

(1)	Beneficial Ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to options, warrants, or convertible debt currently exercisable or convertible, or exercisable or convertible within 60 days of April 30, 2025 are deemed outstanding for computing percentage of the person holding such option or warrant but are not deemed outstanding for computing the percentage of any person. Percentages are based on a total of shares of common stock outstanding on April 30, 2025, and the shares issuable upon exercise of options, warrants exercisable, and debt convertible on or within 60 days of April 30, 2024.

(2)	The number of common shares outstanding used in computing the percentages is 24,298,266 shares of Common Stock outstanding as of April 30, 2025 that includes 22,798,666 shares of Common Stock outstanding, and 1,500,000 shares of Common Stock issuable upon exercise of all outstanding warrants.

(3)	The address for Mr. Severance is 14282 E. Caley Ave, Aurora, CO 80016.

(4)	The address for Mr. Olsen is 270 W 1450 N, Centerville, UT 84014.

(5)	The address for Mr. Smith is 4 Clematis Rd, Lexington, MA 02421.

(6)	The address for Ms. Ganduglia-Struman is 2356 Stone Rise Road, Reno, NV 89521.

(7)	The address for Executive Officers and Directors is 6 1/2 N. 2nd Ave, Suite 201, Walla Walla, Washington 99362.

DIVIDEND POLICY

Since our inception, we have not paid any dividends on our common stock. We currently expect that, for the foreseeable future, all earnings (if any) will be retained for the development of our business and no dividends will be declared or paid, except for those dividends to be paid to the holders of the Company’s Series A 10% and Series B 12% Convertible Preferred Stock. In the future, our Board of Directors may decide, at their discretion, whether dividends may be declared and paid, taking into consideration, among other things, our earnings (if any), operating results, financial condition and capital requirements, general business conditions and other pertinent facts.

14

INDEX TO FINANCIAL STATEMENTS

LGX ENERGY CORP.

Consolidated Financial Statements

(Audited)

F-1

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of

LGX Energy Corp.

Opinion

We have audited the consolidated financial statements of LGX Energy Corp. and its subsidiaries (the “Company”), which comprise the consolidated balance sheet as of April 30, 2025, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of April 30, 2025, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (“GAAS”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Entity’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations, negative cash flows from operating activities, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Other Matter

The financial statements of the Company for the year ended April 30, 2024 were audited by another auditor who expressed an unmodified opinion on those statements on August 20, 2024.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with GAAP, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the consolidated financial statements are issued.

F-2

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Dallas, Texas

/s/ Whitley Penn LLP

August 28, 2025

F-3

LGX ENERGY CORP.

CONSOLIDATED BALANCE SHEETS

	April 30, 2025	April 30, 2024
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$1,527,970	$288,732
Accounts receivable	36,522	7,907
Accrued revenue	11,986	24,828
Other receivable	-	900
Material supply inventory	110,873	162,637
Prepaid expense	19,456	15,828
Total Current Assets	1,706,807	500,832
PROPERTY & EQUIPMENT
Property and equipment, net	119,395	-
Total Property and Equipment	119,395	-
PROVED PROPERTIES
Oil & natural gas proved properties	944,580	491,233
Accumulated depreciation & depletion	(176,711)	(114,109)
Impairment of oil & natural gas properties	(599,771)	-
Total Proved Properties	168,098	377,124
UNPROVED PROPERTIES
Oil & natural gas unproved properties	4,130,901	834,962
Impairment of oil & natural gas properties	(123,543)	-
Total Unproved Properties	4,007,358	834,962
OTHER ASSETS
Marketable securities investment	709,043	-
Total Other Assets	709,043	-

TOTAL ASSETS	$6,710,701	$1,712,918

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$297,151	$187,251
Accounts payable-related parties	17,110
Prepay advances	117,353	-
Accrued expense - related parties	-	57,000
Accrued interest	-	140
Asset retirement obligation liability	172,718	172,014
Convertible bridge loans	-	25,000
Total Current Liabilities	604,332	441,405

TOTAL LIABILITIES	$604,332	$441,405

Commitments and contingencies	-	-

STOCKHOLDERS’ EQUITY
Preferred stock Series A, 10% dividend, $0.001 par value, 10,000,000 shares authorized, 199,377 and 96,150 issued and outstanding	$199	$96
Preferred stock Series B, 12% dividend, $0.001 par value, 10,000,000 shares authorized, 993,041 and 244,500 issued and outstanding	993	245
Common stock, $0.001 par value, 80,000,000 shares authorized; 22,798,666 and 20,928,666 shares issued and outstanding	22,799	20,929
Additional paid-in capital	11,148,350	4,219,998
Common stock to be issued	800,000	19,000
Preferred stock to be issued	80,000	41,400
Accumulated deficit	(5,945,972)	(3,030,156)
Total Stockholders’ Equity	6,106,369	1,271,513

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$6,710,701	$1,712,918

See the accompanying notes to the consolidated financial statements.

F-4

LGX ENERGY CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Year Ended	For the Year Ended
	April 30, 2025	April 30, 2024

REVENUES	$222,867	$264,555

OPERATING EXPENSES
Professional fees	1,100,054	204,867
General and administrative	174,215	493,656
Officers’ fees	170,000	230,500
Exploration expense	276,632	93,957
Lease operating expenses	114,669	104,038
Severance tax	2,229	2,646
Lower of cost or market	38,317	46,663
Impairment expense	1,523,314	-
Asset Write-off	33,755	-
Depreciation, depletion, and amortization expense	47,079	63,234
Accretion expense	(5,029)	23,380
TOTAL OPERATING EXPENSES	3,475,235	1,262,941

LOSS FROM OPERATIONS	(3,252,368)	(998,386)

OTHER INCOME (EXPENSES)
Interest income	9,118	-
Interest expense	(779)	(34,564)
Financing costs	-	(49,151)
Other income	1,174	1,301
Unrealized loss on investment	(394,857)	-
Gain on sale of working interest	1,079,237	-
Loss on sale of assets	(13,317)	(7,130)
TOTAL OTHER INCOME (EXPENSES)	680,576	(89,544)

LOSS BEFORE TAXES	(2,571,792)	(1,087,930)

INCOME TAXES	-	-

NET LOSS	$(2,571,792)	$(1,087,930)

NET LOSS PER COMMON SHARE, BASIC	$(0.11)	$(0.05)

NET LOSS PER COMMON SHARE, DILUTED	$(0.11)	$(0.05)

WEIGHTED AVERAGE NUMBER OF COMMON STOCK SHARES OUTSTANDING, BASIC	22,501,842	20,840,885

WEIGHTED AVERAGE NUMBER OF COMMON STOCK SHARES OUTSTANDING, DILUTED	22,501,842	20,840,885

See the accompanying notes to the consolidated financial statements.

F-5

LGX ENERGY CORP.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Preferred Stock		Common Stock		Addtl Paid-in	Accumulated	Stock to be	Total Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Issued	Equity

Balances, April 30, 2023	-	-	20,476,666	$20,477	$2,767,791	$(1,893,169)	$60,000	$955,099
Preferred stock-Series A issued for cash	96,150	96	-	-	384,505	-	-	384,600
Preferred stock-Series B issued for cash	244,500	245	-	-	977,755	-	-	978,000
Common stock issued for cash at $0.20 per share	-	-	300,000	300	59,700		(60,000)	-
Common stock issued for conversion of bridge loans/convertible debt	-	-	152,000	152	30,248	-	-	30,400
Common stock to be issued for bridge loan	-	-	-	-	-	-	19,000	19,000
Preferred stock-Series A to be issued for cash	-	-	-	-	-	-	41,400	41,400
Preferred stock dividends	-	-	-	-	-	(49,055)	-	(49,055)
Net loss for year ended April 30, 2024	-	-	-	-	-	(1,087,930)	-	(1,087,930)
Balances, April 30, 2024	340,650	$341	20,928,666	$20,929	$4,219,999	$(3,030,156)	$60,400	$1,271,513
Preferred stock-Series A issued for cash	92,877	93	-	-	371,415	-	-	371,508
Preferred stock-Series B issued for cash	748,5411	748	-	-	2,993,416	-	-	2,994,164
Preferred stock-Series B to be issued for cash	-	-	-	-	-	-	80,000	80,000
Common stock issued for note payable	-	-	25,000	25	4,975	-	-	5,000
Common stock issued for Unproved oil & natural gas properties	-	-	1,750,000	1,750	3,498,250	-	-	3,500,000
Common stock to be issued for subsidiary acquisition	-	-	-	-	-	-	800,000	800,000
Common stock issued for bridge loan	-	-	95,000	95	18,905		(19,000)	-
Preferred stock-Series A issued for cash	10,350	10	-	-	41,390	-	(41,400)	-
Preferred stock dividends	-	-	-	-	-	(344,024)	-	(344,024)
Net loss for year ended April 30, 2025	-	-	-	-	-	(2,571,792)	-	(2,571,792)
Balances, April 30, 2025	1,192,418	$1,192	22,798,666	$22,799	$11,148,350	$(5,945,972)	$880,000	$6,106,369

See the accompanying notes to the consolidated financial statements.

F-6

LGX ENERGY CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended	For the Year Ended
	April 30, 2025	April 30, 2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,571,792)	$(1,087,930)
Adjustments to reconcile net loss to net cash used in operating activities:
Impairment expense	1,523,314	-
Unrealized loss on investment	394,857	-
Gain on sale of working interest	(1,079,237)	-
Loss on sale of assets	13,317	-
Depreciation, depletion, & amortization	47,079	63,234
Accretion expense	(5,029)	23,380
Changes in assets and liabilities:
Decrease (increase) in accounts receivable	(28,613)	17,029
Decrease (increase) in accounts receivable – related party	-	23,300
Decrease (increase) in prepaid expense	(3,628)	(13,019)
Decrease (increase) in accrued revenue	12,842	(24,828)
Decrease (increase) in other receivable	900	-
Decrease (increase) in material supply inventory	51,764	25,050
Increase (decrease) in accounts payable	109,900	70,234
Increase (decrease) in accounts payable-related parties	17,110	-
Increase (decrease) in prepay advances	117,353	-
Increase (decrease) in accrued expenses-related parties	(57,000)	30,000
Increase (decrease) in accrued interest	(140)	140
Net cash used in operating activities	(1,457,003)	(873,410)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(119,395)	-
Purchase of oil and natural gas assets	(261,012)	(500,097)
Net cash used in investing activities	(380,407)	(500,097)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of common stock	-	452
Proceeds from sale of preferred stock	851	341
Proceeds from addtl paid-in-capital (common/preferred)	3,406,222	1,452,208
Proceeds from common stock to be issued	-	(41,000)
Proceeds from preferred stock to be issued	38,600	41,400
Proceeds (Repayment) from (of) bridge loans	(25,000)	25,000
Payment of Dividends	(344,025)	(49,055)
Net cash provided by financing activities	3,076,648	1,429,345

INCREASE IN CASH AND CASH EQUIVALENTS	1,239,238	55,838

Cash, beginning of year	288,732	232,894

Cash, end of year	$1,527,970	$288,732

SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid	$779	$34,424
Income taxes paid	-	-
Non-cash investing and financing activities:
Addition of asset retirement costs	5,733	-
Purchase of Sky2Sub Data Corp in exchange of common stock	800,000	-
Purchase of mineral deeds in exchange of common stock	3,500,000	-
Sale of working interest in exchange for common stock	1,079,237	-

See the accompanying notes to the consolidated financial statements.

F-7

LGX ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended April 30, 2025 and 2024

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

LGX Energy Corp. (“the Company”, “LGX Energy”, “we” and “us”) was incorporated under the laws of the State of Nevada on November 3, 2021. The Company was incorporated for the purpose of exploration and development of oil and natural gas properties.

The Company owns wholly-owned subsidiary, Adler Energy, LLC (“Adler Energy”). Adler Energy was acquired by LGX Energy on January 31, 2022. The acquisition included the Thomas Field in Clay County, Indiana, with seven producing oil wells, a disposal well and over 300 miles of 2D seismic with undrilled prospects, acquired by Adler Energy over a ten-year period across five counties in the state of Indiana. All operations of LGX Energy are conducted through Adler Energy, including field operations, engineering, geology, seismic processing and the sale of oil and natural gas.

The Company purchased a subsidiary, Sky2Sub Data Corp on March 15, 2025. LGX Energy owns 100% of the common stock.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of LGX Energy is presented to assist in understanding the Company’s consolidated financial statements. The consolidated financial statements and notes are representations of the Company’s management, which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles (“GAAP”) in the United States and have been consistently applied in the preparation of the consolidated financial statements. The Company has adopted an April 30th fiscal year end.

Basis of Presentation

The Company’s consolidated financial statements are prepared using the accrual basis of accounting in accordance with GAAP in the United States of America.

Principles of Consolidation – The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Adler Energy LLC and Sky2Sub Data Corp. All intercompany accounts and transactions have been eliminated.

Earnings (Losses) Per Share

Basic earnings per share are computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the year. Fully diluted earnings per share are computed by dividing net income (loss) by the sum of the weighted-average number of common shares outstanding, convertible preferred shares, and the additional common shares that would have been outstanding if potential common shares had been issued. Potential common shares are not included in the computation of fully diluted earnings per share if their effect is anti-dilutive. The computation of earnings per share of common stock is based on the weighted average number of shares outstanding at the date of the consolidated financial statements.

Cash Equivalents

The Company considers cash, certificates of deposit, and debt instruments with a maturity of three months or less when purchased to be cash equivalents. The Company maintains deposits in three financial institutions, the total of which, regularly exceeds the amount covered by insurance provided by the U.S. Federal Deposit Insurance Corporation (“FDIC”). The Company has not experienced any losses related to amounts in excess of FDIC limits.

Estimates

Preparation of consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities known to exist as of the date the consolidated financial statements are published, and the reported amounts of revenues and expenses during the reporting period. Uncertainties with respect to such estimates and assumptions are inherent in the preparation of the Company’s consolidated financial statements and may differ from actual results. Significant assumptions include, but are not limited to, proved oil and natural gas reserves and related present value estimates of future net cash flows thereform, and asset retirement obligations (“ARO”).

F-8

LGX ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended April 30, 2025 and 2024

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value of Financial Instruments

The Company’s consolidated financial instruments as defined by ASC 825-10-50, include cash, receivables, accounts payable and accrued expenses. All instruments are accounted for on a historical cost basis, which, due to the short maturity of these financial instruments, approximates fair value at April 30, 2025.

The standards under ASC 820 define fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. FASB ASC 820 establishes a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value. See Note 18.

Accounts Receivable and Allowance for Credit

The Company routinely assesses the recoverability of all material trade and other receivables. The Company accrues an allowance for credit losses on a receivable when, based on the judgment of management, it is probable that a receivable will not be collected and the amount of any reserve may be reasonably estimated. Actual write-offs may exceed the recorded allowance for credit losses. Substantially all of the Company’s trade accounts receivable result from crude oil in Indiana, to one customer, or joint interest billings to its working interest partners in Indiana, some of which are related parties. This concentration of customers and joint interest owners may impact the Company’s overall credit risk as these entities could be affected by similar changes in economic conditions as well as other related factors. Accounts receivable are generally not collateralized. There were no allowances for credit losses for the Company’s accounts receivable at April 30, 2025 and 2024.

F-9

LGX ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended April 30, 2025 and 2024

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Going Concern

As shown in the accompanying consolidated financial statements, the Company has incurred cumulative operating losses since inception. As of April 30, 2025, the Company has limited financial resources with which to achieve its objectives and attain profitability and positive cash flows from operations. As shown in the accompanying balance sheets and statements of operations, the Company has an accumulated deficit of $5,945,972 at April 30, 2025.

Achievement of the Company’s objectives will depend on its ability to obtain additional financing to generate revenue from current and planned business operations.

The Company plans to fund its future operations by potential sales of its common stock or by issuing debt securities. However, there is no assurance that the Company will be able to achieve these objectives, therefore substantial doubt about its ability to continue as a going concern exists. There is substantial doubt about the Company’s ability to continue as a going concern within one year after the date that these consolidated financial statements are issued.

Provision for Taxes

Income taxes are provided based upon the liability method of accounting pursuant to ASC 740-10-25 Income Taxes – Recognition. Under the approach, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end. A valuation allowance is recorded against deferred tax assets if management does not believe the Company has met the “more likely than not” standard imposed by ASC 740-10-25-5 to allow recognition of such an asset. See Note 16.

Revenue Recognition

The Company recognizes revenue under ASC 606, Revenue from Contracts with Customers (“Topic 606”). Under Topic 606, revenue will generally be recognized upon delivery of our produced crude oil and natural gas volumes to our customers. Our customer sales contracts include only crude oil sales in Indiana. Under Topic 606, each unit (crude oil barrel) of commodity product represents a separate performance obligation which is sold at variable prices, determinable on a monthly basis. The pricing provisions of our crude oil contracts are primarily tied to a market index with certain adjustments based on factors such as delivery, product quality and prevailing supply and demand conditions in the geographic areas in which we operate. We will allocate the transaction price to each performance obligation and recognize revenue upon delivery of the commodity product when the customer obtains control. Control of our produced crude oil volumes passes to our customers when the oil is measured by a trucking oil ticket. The Company has no control over the crude oil after this point and the measurement at this point dictates the amount on which the customer’s payment is based. Our crude oil revenue stream includes volumes burdened by royalty and other joint owner working interests. Our revenues are recorded and presented on our consolidated financial statements net of the royalty and other joint owner working interests. Our revenue stream does not include any payments for services or ancillary items other than sale of crude oil. We record revenue in the month our crude oil production is delivered to the purchaser. The customer has the right to refuse to purchase any oil containing impurities, and treatment of any refused oil is at the Company’s expense. For the years ended April 30, 2025 and 2024, the Company only generated revenue from oil sales. Receivables from the purchasers are generally unsecured, however, the Company has not experienced any credit losses to date. Additionally, the Company does not believe the loss of this purchaser will have any material adverse impact on its financial position, results of operations, or cashflows for any significant period of time.

New Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvement to Income Tax Disclosures (“ASU 2023-09”), which updates income tax disclosures related to the effective income tax rate reconciliation and requires disclosure of income taxes paid by jurisdiction. The guidance is effective for annual periods beginning after December 15, 2024, and may be applied prospectively or retrospectively, with early adoption permitted. The Company does not believe this will have a material impact on the Company’s consolidated financial statements.

F-10

LGX ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended April 30, 2025 and 2024

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounting standards that have been issued or proposed by the Financial Accounting Standards Board (“FASB”) that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its financial condition, results of operations, cash flows or disclosures.

Fixed Assets and Long-Lived Assets

The Company records its fixed assets at historical cost. The Company expenses maintenance and repairs as incurred. Upon disposition of fixed assets, the gross cost and accumulated depreciation are written off and the difference between the proceeds and the net book value is recorded as a gain or loss on sale of assets. The Company depreciates its fixed assets over their respective estimated useful lives ranging from three to fifteen years.

The Company follows FASB ASC 360-10, “Property, Plant, and Equipment,” which established a “primary asset” approach to determine the cash flow estimation period for a group of assets and liabilities that represents the unit of accounting for a long-lived asset to be held and used. Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell. From inception to April 30, 2025, the Company had not experienced impairment losses on its long-lived assets.

Oil and Natural Gas Properties

Proved oil and natural gas properties. The Company follows the successful efforts method of accounting for its oil and natural gas properties. Under this method, drilling and completion costs, including lease and well equipment, intangible development costs, and operational support facilities in the field, associated with development wells are capitalized to proved oil and gas properties and are depleted on an asset group basis (properties aggregated based on geographical and geological characteristics) using the units-of-production method based on estimated proved developed oil and gas reserves. The calculation of depletion expense takes into consideration estimated asset retirement costs, net of estimated salvage values.

Proved oil and natural gas properties are assessed for impairment on an asset group basis whenever events and circumstances indicate that there could be a possible decline in the recoverability of the net book value of such property. The Company estimates the expected future net cash flows of its proved oil and natural gas properties and compares these undiscounted cash flows to the net book value of the proved oil and natural gas properties to determine if the net book value is recoverable. If the net book value exceeds the estimated undiscounted future net cash flows, the Company will recognize an impairment to reduce the net book value of the proved oil and natural gas properties to fair value. The factors used to determine fair value include, but are not limited to, estimates of reserves, future commodity prices, future production estimates, estimated future development costs and operating costs, and discount rates, which are based on a weighted average cost of capital. There were $599,771 and $0 impairments of proved oil and natural gas properties for the years ended April 30, 2025 and 2024, respectfully.

The partial sale of a proved property within an existing asset group is accounted for as a normal retirement and no net gain or loss on divestiture is recognized as long as the treatment does not significantly alter the units-of-production depletion rate. The sale of a partial interest in an individual proved property is accounted for as a recovery of cost. A net gain or loss on divestiture is recognized in the consolidated statements of operations for all other sales of proved properties.

Unproved oil and natural gas properties. Unproved oil and natural gas properties consist of capitalized costs incurred in obtaining a mineral interest or a right in a property such as a lease, in addition to broker fees, recording fees and other similar costs. Leasehold costs are classified as unproved until proved reserves are discovered on or otherwise attributed to the property, at which time the related unproved oil and natural gas property costs are reclassified to proved oil and natural gas properties and depleted on an asset group basis using the units-of-production method based on estimated total proved oil and natural gas reserves.

The Company evaluates significant unproved oil and natural gas property costs for impairment based on remaining lease term, drilling results, reservoir performance, seismic interpretation or changes in future plans to develop acreage. Unproved oil and natural gas properties that are not individually significant are aggregated by asset group, and the portion of such costs estimated to be nonproductive prior to lease expiration is amortized over the average holding period. The estimate of what could be nonproductive is based on the Company’s historical experience or other information, including current drilling plans and existing geological data. Impairment and amortization of unproved oil and gas properties are recognized as “Impairment of oil and gas properties” in the consolidated statements of operations. Impairment was deemed to be $123,543 and $0 for years ended April 30, 2025 and 2024, respectively.

Exploratory. Exploratory costs, including personnel and other internal costs, geological and geophysical expenses and delay rentals for oil and natural gas leases are expensed as incurred. Exploratory well costs are initially capitalized pending the determination of whether proved reserves have been discovered. If proved reserves are discovered, exploratory well costs are capitalized as proved oil and natural gas properties. If proved reserves are not found, exploratory well costs are expensed as dry holes. The application of the successful efforts method of accounting requires management’s judgment to determine the proper designation of wells as either development or exploratory, which will ultimately determine the proper accounting treatment of costs of dry holes.

Capitalized interest. The Company capitalizes interest on expenditures made in connection with exploration and development projects that meet certain thresholds and are not subject to current amortization. For projects that meet these thresholds, interest is capitalized only for the period that activities are in process to bring the projects to their intended use. Capitalized interest cannot exceed interest expense for the period capitalized. During the years ended April 30, 2025 and 2024, the Company did not have any projects that met the thresholds, therefore, had no capitalized interest.

F-11

LGX ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended April 30, 2025 and 2024

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Asset Retirement Obligations and Environmental Costs. The fair value of legal obligations to retire and remove long-lived assets are recorded in the period in which the obligation is incurred (typically when the asset is installed at the production location). When the liability is initially recorded, we capitalize this cost by increasing the carrying amount of the Asset Retirement Obligation Asset. If, in subsequent periods, our estimate of this liability changes, we will record an adjustment to both the liability and asset. Over time the liability is increased for the change in its present value, and the capitalized cost is depreciated over the useful life of the related asset. See Note 10.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation. These reclassifications had no effect on previously reported results of operations.

NOTE 3 – ACQUISITION OF SKY2SUB DATA CORP

On March 15, 2025, the Company purchased all of the common shares of Sky2Sub Data Corp. (“Sky2Sub”) pursuant to a Share Exchange Agreement. LGX Energy common shares of 800,000 were issued to the owners of Sky2Sub in July 2025 valued at $1/common share or $800,000 for the subsidiary acquisition. This was accounted for as an asset acquisition. This subsidiary was deemed to be impaired and has been adjusted to a net $0 book value on the fiscal year 2025 Consolidated Balance Sheets.

NOTE 4 – ACCOUNTS RECEIVABLE & ACCRUED REVENUE

Accounts receivable consists of receivables from the share of working interest partners of the Company. Accounts receivable balances were $36,522 and $7,907 at April 30, 2025 and 2024, respectively.

Revenue receivable consists of oil sale revenue not yet received. Revenue receivable balance was $11,986 at April 30, 2025 and $24,828 at April 30, 2024.

NOTE 5 –PROPERTY AND EQUIPMENT

Property and equipment was purchased for use in our operations and consisted of the following:

	April 30, 2025	April 30, 2024
Property and equipment	$123,819	$-
Less: accumulated depreciation	(4,424)	-
Property and equipment, net	$119,395	$-

NOTE 6 – PROVED PROPERTIES

Oil and natural gas proved properties, recorded at cost, consisted of the following:

	April 30, 2025	April 30, 2024
Well, facility, and pipeline equipment	$389,207	$392,731
Well, facility, and pipeline intangibles	392,149	-
Developed leasehold	33,160	33,000
Thomas Field ORRI	6,870	6,870
Asset retirement cost, net	123,194	58,632
Less: accumulated depreciation and depletion	(176,711)	(114,109)
Less: impairment of oil & gas properties	(599,771)	-
Oil & natural gas proved properties, net	$168,098	$337,124

F-12

LGX ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended April 30, 2025 and 2024

The Company developed leasehold held by Thomas Field production and purchase of an overriding royalty interest within the same field are reflected in our Proved Properties. The leases have an indefinite life while under production. The asset incurred a depletion expense of $12,394 and $0 for years ended April 30, 2025 and 2024, respectively.

Depletion expense for tangible oil and natural gas equipment was $30,261 and $63,234 for years ended April 30, 2025 and 2024, respectively.

Proved oil and natural gas properties were assessed for impairment. The impairment expense was $599,771 and $0 for years ended April 30, 2025 and 2024, respectively.

NOTE 7 – UNPROVED PROPERTIES

The Company has accumulated unproved oil and natural gas property intangible and tangible costs for future wells and projects. Once a determination of commercially viable proved reserve is completed, the related property costs will be reclassified to proved oil and natural gas properties and depleted on an asset group basis using the units-of-production method based on estimated total proved oil and natural gas reserves. If determination concludes the wells or projects are not commercially viable and useful for future operations, the related property costs will be expensed under the successful efforts method.

Oil and natural gas unproved properties, recorded at cost, consisted of the following:

	April 30, 2025	April 30, 2024
Well, facility, and pipeline costs	$131,339	$233,325
Undeveloped leasehold	499,472	601,637
Mineral Deeds	3,500,090	-
Less: impairment of oil & gas properties	(123,543)	-
Oil & natural gas proved properties, net	$4,007,358	$834,962

Unproved oil and natural gas properties were assessed for impairment. The impairment expense was $123,543 and $0 for years ended April 30, 2025 and 2024, respectively.

During the year ended April 30, 2025, the Company signed an additional 32 oil and natural gas leases resulting in a total of approximately 7,040.76 leased acres located in Clay and Vigo County, Indiana. The leases had an original lease term of three years with a two-year optional extension, and as long thereafter as operations are conducted upon said land with no cessation for more than ninety consecutive days. The leases contain an 1/8th net production royalty. Related leasehold costs net of impairment capitalized in accordance with ASC 932 Extractive Activities-Oil and Gas as Unproved oil and natural gas properties recorded were $375,929 and $601,637 as of April 30, 2025 and 2024, respectively.

Unproved oil and natural gas properties were assessed for impairment. The impairment expense was $123,543 and $0 for years ended April 30, 2025 and 2024, respectively.

The Company has acquired three Mineral Deeds. The Board approved the purchase exchange for 1,750,000 common shares on July 19, 2024, valued at $3,500,000. The mineral deeds contain the oil and natural gas rights in 7,656.6635 acres, more or less, located in Presque Isle County, State of Michigan. The Collingwood Shale play in Michigan has a very rich horizon at the base of the Utica Shale for natural gas and oil liquids. Additionally, the minerals deeds also contain non-metallic mineral rights including limestone, sale, potash in 7,230.2535 acres.

F-13

LGX ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended April 30, 2025 and 2024

NOTE 8 - INVESTMENTS

A Lease Purchase and Sale Agreement and Participation Agreement was signed on July 1, 2024 between Energy Holding Americas 1 Inc and the Company. Later amended on September 12, 2024 to include Black Gold Exploration Corp (BGX.CN) as Purchaser. A 30% Working Interest in Leases and future wells, and 2D seismic survey data within an Area of Mutual Interest (AMI) located in Vigo and Clay County, Indiana, in exchange for 102 shares in Energy Holding Americas 1 Inc. These shares were then converted to 204,426 common shares of BGX, issued at a deemed issue price of $5.40 per share or an aggregate value of $1,103,900. On February 22, 2025, BGX executed a 30-1 stock split. LGX Energy owns 6,132,780 shares at a market price of $709,043 at April 30, 2025. The Company accounts for this investment at fair value with any change in fair value as unrealized gain (loss) on the Consolidated Statement of Operations.

NOTE 9 – ASSET RETIREMENT OBLIGATION

The Company records the fair value of a liability for an asset retirement obligation (“ARO”) as an asset and liability when there is a legal obligation associated with the retirement of a tangible long-lived asset and the liability can be reasonably estimated. The legal obligation to perform the asset retirement activity is unconditional, even though uncertainty may exist about the timing and/or method of settlement that may be beyond the Company’s control. This uncertainty about the timing and/or method of settlement is factored into the measurement of the liability when sufficient information exists to reasonably estimate fair value. Recognition of the ARO includes: (1) the present value of a liability and offsetting asset, (2) the subsequent accretion of that liability and depreciation of the asset, and (3) the periodic review of the ARO liability estimates and discount rates.

The following table indicates the changes to the Company’s before-tax asset retirement obligations:

	April 30, 2025	April 30, 2024
Balance at May 1	$172,014	$148,634
Liabilities incurred	5,733	-
Liabilities settled	-	-
Accretion expense	(5,029)	23,380
Revisions in estimated cash flows	-	-
Balance	$172,718	$172,014

The accretion expense was ($5,029) and $23,380 for the years ended April 30, 2025 and 2024, respectively. Due to an overcharge in past years, the expense recognized during the year ended April 30, 2025 was adjusted.

NOTE 10 –ACCOUNTS PAYABLE-RELATED PARTIES

The accounts payable-related parties outstanding balance is $17,110 as of fiscal year ended April 30, 2025.

NOTE 11 –ACCRUED EXPENSE-RELATED PARTIES

The accrued expense for related parties as of year ended April 30, 2024 was due to unpaid board of directors’ stipends. These accrued expenses were paid during the fiscal year ended April 30, 2025. A $0 balance is due as of April 30, 2025.

	April 30, 2025	April 30, 2024
Accrued expenses-related parties	$-	$57,000

NOTE 12 –BORROWINGS

Convertible Bridge Loans

All bridge loans were paid in full by fiscal year end April 30, 2025. One bridge remained unpaid as of April 30, 2024.

	April 30, 2025	April 30, 2024
Bridge loans	$-	$25,000

In May 2023, the company borrowed $25,000 from Thomas D’Orazi as a Bridge Loan at a fixed interest rate equal to 10% per annum from the date of the note until the balance is paid in full. As additional consideration, the holder received two shares of common stock for each five whole dollars of the note’s principal amount for a total of 10,000 shares of common stock. At any time prior to maturity, the holder had the right to convert the note and accrued interest into shares of common stock at the conversion rate of $0.15 per share. The bridge loan was paid in May 2024.

NOTE 13 –COMMITMENTS AND CONTINGENCIES

Litigation

Occasionally, the Company is subject to legal proceedings, disputes and claims that arise in the ordinary course of business. Like other oil and natural gas producers, the Company’s operations are subject to extensive and rapidly changing federal and state environmental, health and safety and other laws and regulations governing air emissions, wastewater discharges and solid and hazardous waste management activities. The Company is not a party to any litigation that would have a material impact to the Company’s operations.

Environmental Remediation

The Company may become subject to certain liabilities as they relate to environmental remediation of well sites related to their development or operation. In connection with acquisitions of existing or previously drilled wells, the Company may not be aware of the environmental safeguards that were taken at the time such wells were drilled or operated. Should it be determined that a liability exists with respect to any environmental cleanup or restoration, the Company would be responsible for curing such a violation. No claim has been made, nor is the Company aware of any liability that exists, as it relates to any environmental cleanup or restoration or the violation of any rules or regulations relating thereto.

F-14

LGX ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended April 30, 2025 and 2024

NOTE 14 – STOCKHOLDERS’ EQUITY

As of April 30, 2025 and 2024, the authorized capital of the Company was 100,000,000 shares consisting of 80,000,000 shares of common stock, par value $0.001 and 20,000,000 shares of preferred stock, par value $0.001.

Preferred Stock

The Preferred stock may be issued in one or more series as determined by the Board of Directors. The designations, voting rights, amounts of preference upon distribution of assets, rates of dividends, premiums of redemption, conversion rights and other variations, if any, the qualifications, limitations or restrictions thereof, if any, of the Preferred Stock, and of each series thereof, are fixed by the Board of Directors in a resolution or resolutions adopted by the Board of Directors providing for the issue of such series of Preferred Stock.

On February 24, 2023, the Company filed a Certificate of Designation with the Secretary of State of Nevada, which designates 10,000,000 shares of the Company’s preferred stock, par value $0.001 per share, as Series A 10% Convertible Preferred Stock (“Series A Preferred Stock”). Pursuant to the terms of the Designation, holders of the Series A Preferred Stock shall be entitled to dividends, a liquidation preference and shall have conversion rights. Each share of Series A Preferred Stock shall be convertible into 2 shares of Common Stock, for a total not to exceed 20,000,000 shares of Common Stock. The holders of the Series A Preferred Stock shall have voting rights equal to two shares of Common Stock per one share of Series A Preferred Stock held.

As of April 30, 2025 and 2024, there were 199,377 and 96,150 shares of Series A Preferred Stock outstanding, respectively. Dividends paid for Series A Preferred Stock in fiscal year ending April 30, 2025 and 2024 was $73,360 and $9,361, respectively. The Series A Preferred Stock offering was closed as of August 14, 2024.

On August 7, 2023, the Company filed a Certificate of Designation with the Secretary of State of Nevada, which designates 10,000,000 shares of the Company’s preferred stock, par value $0.001 per share, as Series B 12% Convertible Preferred Stock (“Series B Preferred Stock”). Pursuant to the terms of the Designation, holders of the Series B Preferred Stock shall be entitled to dividends, a liquidation preference and shall have conversion rights. Each share of Series B Preferred Stock shall be convertible into 2 shares of Common Stock, for a total not to exceed 20,000,000 shares of Common Stock. The holders of Series B shall have voting rights equal to two shares of Common Stock per one share of Series B Preferred Stock held.

As of April 30, 2025 and 2024, there were 993,041 and 244,500 shares of Series B Preferred Stock outstanding, respectively. Dividends paid for Series B Preferred Stock in fiscal year ending April 30, 2025 and 2024 was $270,664 and $39,694, respectively. The Series B Preferred Stock offering was closed as of May 29, 2025.

Common Stock

For the year ended April 30, 2025:

As of April 30, 2025, the Company issued 90,000 shares of common stock for inducement for convertible debt and 25,000 shares of common stock as inducement for notes payable. The Company issued 1,750,000 shares of common stock for the purchase of Presque Isle Mineral Deeds.

For the year ended April 30, 2024:

The Company issued 152,000 shares of common stock for bridge loans, 70,000 purchased through bridge loan convertible option, and 82,000 shares of common stock for notes payable.

The Company to be issued Common Stock shares were issued for 300,000 shares of common stock for the $60,000.

As of April 30, 2025 and 2024, there are 22,798,666 and 20,928,666 shares of common stock outstanding, respectively.

Warrants

On February 22, 2023, the Company issued four Warrants to Holders granting the Holders the right to purchase a total of 1,500,000 shares of common stock at an exercise price of $0.25 with an expiration date of three years. The fair value of warrants is estimated on the grant date using the Black-Scholes option pricing model, with a stock price of $0.20, risk-free interest rate of 4.43% and volatility of 101.44%. The risk-free interest rate is based on the government security rate with an equivalent term in effect as of the date of the issuance. The estimated option lives are based on management’s expectation of when grantees would exercise the options. Volatility is based on historical data of the peer companies that are similar in nature to the Company. As of April 30, 2025 and 2024, 1,500,000 warrants are outstanding.

F-15

LGX ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended April 30, 2025 and 2024

NOTE 15 – EARNINGS PER COMMON SHARE

Earnings per common share-basic is calculated by dividing net income by the weighted average number of shares of common stock outstanding during the period. Net income per common share-diluted assumes the conversion of all potentially dilutive securities and is calculated by dividing net income by the sum of the weighted average number of shares of common stock, as defined above, outstanding plus potentially dilutive securities. Net income per common share-diluted considers the impact of potentially dilutive securities except in periods in which there is a loss because the inclusion of the potential common shares, as defined above, would have an anti-dilutive effect.

The calculation of earnings per share was as follows:

	April 30, 2025	April 30, 2024
Numerator:
Net Income	$(2,571,792)	$(1,087,930)

Denominator:
Weighted average common shares-basic	22,501,842	20,840,885
Weighted average common shares-diluted	22,501,842	20,840,885

Earnings per share-basic	$(0.11)	$(0.05)
Earnings per share-diluted	$(0.11)	$(0.05)

For the years ended April 30, 2025 and 2024, share equivalents related to convertible weighted preferred shares of 1,483,164 and 226,180 shares to common stock, respectively, and 1,500,000 of common share warrants were excluded from the computation of diluted net income per share as the inclusion of such shares would be anti-dilutive.

NOTE 16 – SUPPLEMENTAL INFORMATION ON OIL OPERATIONS (Unaudited)

Supplemental information pertaining to the Company’s oil properties and activities consisted of the following:

Costs Incurred

The following tables reflect the costs incurred in oil and natural gas property acquisition, exploration and development activities.

	April 30, 2025	April 30, 2024
Property acquisition costs	$3,761,102	$538,240
Exploration costs	276,632	93,957
Total Costs Incurred	$4,037,734	$632,197

Acquisition costs for the year ended April 30, 2025 consist of $261,012 in well equipment, intangible costs & leasehold, and $3,500,090 for mineral deeds. Acquisition costs for the year ended April 30, 2024 consist of $116,942 in well equipment and $421,298 in intangible costs & leasehold. Exploration costs for the year ended April 30, 2025 and 2024 consist primarily of geophysical seismic costs.

Results of Operations

The following table includes revenues and expenses associated with the Company’s oil producing activities for the years ended April 30, 2025 and 2024. It does not include any allocation of the Company’s interest costs or general corporate overhead and, therefore, are not necessarily indicative of the contribution to net earnings of the Company’s oil operations. Income tax expense has been calculated by applying statutory income tax rates to oil sales after deducting costs.

	April 30, 2025	April 30, 2024
Oil sales	$228,867	$264,555
Production and severance expenses	(116,898)	(106,684)
Exploration expenses	(276,632)	(93,957)
Impairment expense	(599,771)	-
Depreciation, depletion, and amortization	(47,079)	(86,614)
Results of operations	$(811,513)	$(22,700)

F-16

LGX ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended April 30, 2025 and 2024

Proved Reserves

The following table presents the Company’s estimated proved reserves in Oil (Bbls):

	April 30, 2025	April 30, 2024	April 30, 2023
Prior Balance	21,104	25,200	29,191
Acquisition	-	-	-
Revisions of previous estimates	763	(598)	(411)
Production	(3,374)	(3,498)	(3,580)
Ending Balance	18,493	21,104	25,200

Standardized Measure

The following tables reflect the Company’s standardized measure of discounted future net cash flows from its proved reserves:

	April 30, 2025	April 30, 2024	April 30, 2023
	Proved	Proved	Proved
	Developed	Developed	Developed
Future cash flows	$1,370,331	$1,485,301	$2,094,862
Future production costs	(812,355)	(563,573)	(941,221)
Future development and abandonment costs	(182,415)	(162,665)	(162,665)
Future income tax expense	-	-	-
Net future cash flows	375,561	759,063	990,976
Less effect of 10% discount factor	(65,576)	(144,741)	(208,515)
Standardized measure of discounted future net cash flows[1]	$309,985	$614,322	$782,461

Future cash inflows, development costs and production costs were computed using the same assumptions for prices and costs that were used to estimate LGX Energy’s proved oil reserves at year end. LGX Energy’s future realized price was assumed to be $74.10, $78.38, and $83.13 per Bbl of oil at April 30, 2025, 2024, and 2023, respectively.

Change in the Standardized Measure for Discounted Cash Flows

The following table reflects the Company’s change in the standardized measure of discounted future net cash flows from its proved reserves:

	April 30, 2025	April 30, 2024	April 30, 2023
	Proved	Proved	Proved
	Developed	Developed	Developed
Discounted future net cash flows, prior year	$614,322	$782,461	$-

Net change in sales prices & in production costs related to future production	(82,288)	(686,045)	155,487
Changes in estimated future development costs	(19,323)	-	-
Net change due to acquisition at inception	-	-	-
Sales produced during the period	(111,969)	(264,555)	(285,215)
Value of reserves added during the year	88,365	-	-
Net change due to revisions in quantity estimates	(179,122)	-	30,135
Previously estimated development costs incurred during the period	-	-	162,665
Net change in income taxes	-	-	-
Aggregate change in the standardized measure of discounted future net cash flows for the year	$(304,337)	$(168,139)	$63,072

1The Standardized measure does not indicate future realized cash flows. The prices used are based on the average of first-of-month prices over the past year. Prices may fluctuate with significant variability. It does not provide a reliable estimate of the expected future cash flows to be obtained from the development and production of its oil and gas properties or of the value of its oil and gas reserves, and therefore, it is not considered relevant in determining whether events or changes in circumstances will provide a realized outcome.

NOTE 17 – INCOME TAXES

Income taxes are provided based upon the liability method of accounting pursuant to ASC 740-10-25 Income Taxes – Recognition. Under this approach, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end. A valuation allowance is recorded against deferred tax assets if management does not believe the Company has met the “more likely than not” standard imposed by ASC 740-10-25-5.

F-17

LGX ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended April 30, 2025 and 2024

NOTE 17 – INCOME TAXES (continued)

Topic 740 in the Accounting Standards Codification (ASC 740) prescribes recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. At April 30, 2025, the Company had taken no tax positions that would require disclosure under ASC 740.

The Company files income tax returns in the U.S. federal jurisdiction and in the State of Indiana.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes.

Income tax expense for the years presented differs from the “expected” federal income tax expense computed by applying the U.S. federal statutory rate to earnings before income taxes for the fiscal years are as follows:

	April 30, 2025	April 30, 2024
Computed expected tax expense	$(540,813)	$(228,465)
State income tax, net federal benefit	(232,878)	-
Change valuation allowance	752,803	228,465
Other	20,888	-
Net deferred tax asset	$-	$-

The Company incurred no federal or state income tax due to continued losses and no anticipation to realize the net operating loss carryforward (“NOL”) in the near future. Income tax expense for federal and state income taxes for the fiscal years are as follows:

	April 30, 2025	April 30, 2024
Current federal income tax expense	$-	$-
Current state income tax expense	-	-
Deferred income tax expense (benefit)	(752,802)	(616,529)
Change in valuation allowance	752,802	616,529
Net deferred tax asset	$-	$-

The significant components of the Company’s deferred tax assets and liabilities for the fiscal years are as follows:

	April 30, 2025	April 30, 2024
Deferred tax assets (liabilities):
Property and equipment	$(37,469)	$-
Oil and gas properties	(265,348)	-
Investment loss	98,205	-
Accrued liabilities	7,461	-
Impairment	378,863	-
Other assets	310,846	-
NOL	876,773	616,529
Valuation allowance	(1,369,331)	(616,529)
Net deferred tax asset (liabilities)	$-	$-

Deferred tax assets and liabilities are determined based on the difference between the financial statements and tax basis of assets and liabilities as measured by the currently enacted tax rates.

The Company had established a valuation allowance to fully reserve the net deferred tax asset at April 30, 2025 and 2024, due to the uncertainty of the timing and amounts of future taxable income.

As of April 30, 2025 and 2024, the Company has net operating loss carry forwards of approximately $3,431,277 and $2,935,852, respectively. The change in the allowance account from April 30, 2024 to April 30, 2025 was $752,802. The Company’s NOL begins to expire in 2041. The Company has not incurred any interest associated with income taxes for the years ended April 30, 2025 and 2024. The Company has incurred late filing penalties with the State of Indiana for the years ended April 30, 2025 and 2024.

NOTE 18 – FAIR VALUE MEASUREMENTS

Certain Company’s assets and liabilities are measured at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are based upon inputs that market participants would use in pricing an asset or liability, which are characterized according to a fair value hierarchy that prioritizes those inputs based on the degree to which they are observable. Observable inputs represent market data obtained from independent sources, whereas inputs that are generally less observable from objective sources reflect management’s estimates and assumptions and are used if observable inputs are not reasonably available without undue cost and effort. The three input levels are as follows:

●	Level 1 — Quoted prices are available in active markets for identical assets or liabilities as of the reporting date.

●	Level 2 — Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies.

●	Level 3 — Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value.

F-18

LGX ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended April 30, 2025 and 2024

The Company classifies financial assets and liabilities based on the lowest level of input that is significant to the fair value measurement. Assessment of the significance of a particular input requires judgment that may affect the valuation and its placement within the hierarchy levels.

The Company’s investment in marketable securities is classified as Level 1 as the stock is an actively traded stock that is observable.

Certain assets and liabilities are measured at fair value on a non-recurring basis, including ARO, which is determined by calculating the present value of estimated cash flows related to plugging and abandonment liabilities using Level 3 inputs. The significant inputs used to calculate such liabilities include estimates of costs to be incurred, the credit-adjusted risk-free rate, inflation rate and estimated dates of abandonment.

The following tables present assets and liabilities that are measured at fair value on a recurring basis:

	Level 1	Level 2	Level 3	Total
As of April 30, 2025
Assets
Investments	$709,043	$-	$-	$709,043
Liabilities
Asset retirement obligations	$-	$-	$172,718	$172,718
As of April 30, 2024
Assets
Investments	$-	$-	$-	$-
Liabilities
Asset retirement obligations	$-	$-	$172,014	$172,014

NOTE 19 – RELATED PARTY TRANSACTIONS

Related party transactions occurred this year. Working interest was sold in our Fritz AMI to 4 related parties. For an 11% working interest with a 1/3 for a 1/4 promote, the total invested was $112,182 by the related parties as of April 30, 2025.

Accounts payable-related parties outstanding is $17,110 as of April 30, 2025 and $0 as of April 30, 2024.

NOTE 20 – SUBSEQUENT EVENTS

Subsequent to year end, the Company sold 26,250 shares of Series B Preferred Stock for $105,000. The Company issued the 20,000 shares of Series B Preferred Stock that were to be issued as of April 30, 2025.

Subsequent to year end, the Board of Directors approved 4 Million Common Shares at $1/share to be available for sale through private placement.

Subsequent to year end, the Company sold 411,500 shares of Common Stock for $411,500.

Subsequent to year end, a Warrant for 500,000 shares of Common Stock was redeemed. A cashless execution of the warrant resulted in 375,000 shares of Common Stock to be issued at a $1 per share price.

Subsequent to year end, the Company issued the 800,000 shares of Common Stock that were to be issued as of April 30, 2025.

Subsequent to year end, the Company acquired another 1 square mile of 3D seismic in Clay County, Indiana.

Subsequent to year end, the Board of Directors approved unanimously on June 27, 2025, to name John Miller as Executive Vice President of LGX Energy Corp, Shane Miller as President of Adler Energy LLC, and Michele Deneau as Chief Financial Officer for LGX Energy Corp.

Subsequent to year end, the Company entered into five additional lease agreements for approximately 499.44 acres and three lease renewal agreements containing 126.75 acres of land, for the purpose of exploring, drilling, mining, operating for and producing oil, natural gas, or other minerals or metals. Ten lease agreements expired in August 2025 containing approximately 771.743 acres. This brings our acreage total to approximately 6,900 acres under lease agreement or held by production as of August 28, 2025.

F-19

PART III

INDEX TO EXHIBITS

Exhibit	Description
3.1	Articles of Incorporation of LGX Energy Corp. (previously filed with the Securities and Exchange Commission with the Registrant’s Registration Statement on Form 1-A dated March 17, 2023)

3.2	Bylaws (previously filed with the Securities and Exchange Commission with the Registrant’s Registration Statement on Form 1-A dated March 17, 2023)

3.3	Restated Articles of Organization of Adler Energy, LC (previously filed with the Securities and Exchange Commission with the Registrant’s Registration Statement on Form 1-A dated March 17, 2023)

3.4	Restated Articles of Organization of Adler Energy, LLC (previously filed with the Securities and Exchange Commission with the Registrant’s Registration Statement on Form 1-A/A dated July 11, 2023)

4.1	Form of Subscription Agreement (previously filed with the Securities and Exchange Commission with the Registrant’s Registration Statement on Form 1-A dated March 17, 2023)

4.2	Certificate of Designation of Series A 10% Convertible Preferred Stock (previously filed with the Securities and Exchange Commission with the Registrant’s Registration Statement on Form 1-A dated March 17, 2023)

4.3	Certificate of Designation for Series B 12% Convertible Preferred Stock (previously filed with the Securities and Exchange Commission with the Registrant’s Current Report on Form 1-U dated August 8, 2023)

6.1	Broker-Dealer Agreement between the Company and Dalmore Group, LLC (previously filed with the Securities and Exchange Commission with the Registrant’s Registration Statement on Form 1-A dated April 20, 2023)

10.1	Operating Agreement of Adler Energy, LC (previously filed with the Securities and Exchange Commission with the Registrant’s Registration Statement on Form 1-A dated March 17, 2023)

10.2	Membership Interest Purchase Agreement between the Company and Global Oil & Gas, A.G. (previously filed with the Securities and Exchange Commission with the Registrant’s Registration Statement on Form 1-A dated March 17, 2023)

10.3	LGX Energy Corp. Oil, Gas and Mineral Lease (previously filed with the Securities and Exchange Commission with the Registrant’s Registration Statement on Form 1-A dated March 17, 2023)

10.4	Services Agreement between the Company and Statistically Simple, LLC (previously filed with the Securities and Exchange Commission with the Registrant’s Registration Statement on Form 1-A dated March 17, 2023)

10.5	Master Services Agreement between the Company and Forward Progress, LLC (previously filed with the Securities and Exchange Commission with the Registrant’s Registration Statement on Form 1-A dated March 17, 2023)

10.6	Common Stock Purchase Warrant Agreement between the Company and Richard A. Seefried (previously filed with the Securities and Exchange Commission with the Registrant’s Registration Statement on Form 1-A dated March 17, 2023)

10.7	Common Stock Purchase Warrant Agreement between the Company and Robert John Olejar (previously filed with the Securities and Exchange Commission with the Registrant’s Registration Statement on Form 1-A dated March 17, 2023)

10.8	Common Stock Purchase Warrant Agreement between the Company and Southshore Capital Partners, LP (previously filed with the Securities and Exchange Commission with the Registrant’s Registration Statement on Form 1-A dated March 17, 2023)

10.9	Common Stock Purchase Warrant Agreement between the Company and T3 Research, LLC (previously filed with the Securities and Exchange Commission with the Registrant’s Registration Statement on Form 1-A dated March 17, 2023)

10.10	Bridge Loan Note (previously filed with the Securities and Exchange Commission with the Registrant’s Registration Statement on Form 1-A/A dated June 5, 2023)

10.11	Loan Agreement and Promissory Note between the Company and Sean O’Connor (previously filed with the Securities and Exchange Commission on Form 1-K dated August 25, 2023)

10.12	Letter Agreement between the Company and Young America Capital, LLC (previously filed with the Securities and Exchange Commission on Form 1-SA dated January 22, 2024)

21.1	List of Subsidiaries (previously filed with the Securities and Exchange Commission with the Registrant’s Registration Statement on Form 1-A dated March 17, 2023)

* Filed herewith

15

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized., in the City of Walla Walla, State of Washington, on August 28, 2025.

LGX Energy Corp.

/s/ Howard Crosby
By	Howard Crosby, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Howard Crosby
Howard Crosby, Chief Executive Officer,
Principal Financial Officer, Director
Date: August 28, 2025

/s/ John Ryan
John Ryan, Vice President
Secretary, Director
Date: August 28, 2025

16